

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 26, 2007

<u>Via U.S. Mail</u>

Mr. Alan N. Stillman
Chairman and Chief Executive Officer
The Smith & Wollensky Restaurant Group, Inc.
880 Third Avenue
New York, NY 10022

RE: The Smith & Wollensky Restaurant Group, Inc.
Schedule 13E-3 filed on May 15, 2007, as amended
File No. 005-61691

Schedule 14A filed on May 15, 2007, as amended
File No. 001-16505

Dear Mr. Stillman:

We have reviewed your filings and have the following comments.

<u>Schedule 13E-3</u>

1. We note your response to prior comment 1. Please provide us with a detailed description of all discussions between Mr. Stillman and Project Grill and/or Patina. In addition, please explain in greater detail why you do not believe St. James is under common control with the issuer. We may have further comments.

<u>Schedules 14A</u>

<u>Special Factors</u>

2. We note your response to prior comment 4. Please confirm that each presentation, discussion or report made by your advisor has been described in a manner consistent with Item 1015 of Regulation M-A. It does not appear that is the case. For instance, we note your reference to the February 25, 2007 report delivered by TM Capital Corp. In addition, please confirm that no written materials other than the ones previously filed as exhibits were provided by TM Capital Corp to the company. If written materials were provided, please provide the staff with a copy of such

materials and provide a detailed explanation supporting your conclusion that the materials were not required to be filed as exhibits.

Recommendations of the Special Committee and our Board of Directors

3. We note your response to prior comment 5. Please explain why you believe your definition of "Unaffiliated Stockholders" is consistent with the term "unaffiliated security holders" as used in Item 1014 of Regulation M-A.

SWRG's Reasons for the Merger and the Factors Considered in Determining Fairness, page 21

4. Please revise your header and disclosure to ensure that the disclosure is appropriately addressing the reasons for engaging in the Rule 13e-3 transaction as opposed to simply the merger. Refer to Item 1013 of Regulation M-A.

5. We note your response to prior comment 6. It is not clear why you believe that the statement "the foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the merger" addresses why the board believed the Rule 13e-3 transaction was fair to unaffiliated security holders. Please note the merger is a subpart of the Rule 13e-3 transaction.

6. We note tour response to prior comment 7. Please expand your disclosure to clearly explain how each factor impacted the board's determination of fairness of the Rule 13e-3 transaction with respect to unaffiliated security holders.

7. We note your response to prior comment 9. We are unable to locate a discussion of going concern value or historical stock prices. Please advise. In addition, please expand your discussion of purchase prices to quantify the prices paid.

8. We note your reference in the second bullet of page 21 to the various valuation methodologies and analyses prepared by the Special Committee's "financial advisors." Please clarify what methodologies and analyses you are referring to other than those of TM Capital which were expressly adopted.

9. Please disclose what impact, if any, the negative factors had on the board's fairness determination.

10. Please expand the last bullet point of the negative factors to discuss how the terms of the Stillman Agreement impacted the fairness determination. In that regard, we are unable to locate any detailed disclosure explaining how the Stillman Agreement impacted the board's fairness determination.

11. We note your limitation of the discussion of procedural safeguards to the merger. Please revise your disclosure to discuss the Rule 13e-3 transaction.

Position of Mr. Stillman

12. We note your response to prior comment 14. By filing and signing the Schedule 13E-3 Mr. Stillman has identified himself as a filing person in a Rule 13e-3 transaction. Disclosure implying that he may not be a filing person or the transaction may not be a Rule 13e-3 transaction is inappropriate. Here, and throughout the document, delete any disclosure that implies that Mr. Stillman may not be a filing person and that the transaction is not a Rule 13e-3 going private transaction. If you do not believe Mr. Stillman should be a filing person, please remove him from the Schedule 13E-3. Please be advised, that the staff may raise additional comments with respect to Mr. Stillman's status as a filing person should you remove Mr. Stillman as a filing person.

13. We note your statement that Mr. Stillman believes that his interest in the Stillman Agreement did not influence the decision of the Special Committee with respect to its approval of the merger agreement. Please expand your disclosure to explain why Mr. Stillman believes this to be the case given that the Special Committee identifies the Stillman Agreement as a material factor it considered. In addition, it is unclear what consideration Mr. Stillman gave to the Stillman Agreement as part of his overall Item 1014 fairness determination.

14. We reissue prior comment 20. Please delete the statement that the opinion is "qualified in its entirety by reference to the written opinion."

Certain Effects of the Merger

15. Please identify and quantify, to the extent practicable, the liabilities to be assumed by Mr. Stillman.

Material U.S. Federal Income Tax Consequences

16. We note tour response to prior comment 25. Delete the statement that this discussion is for "general information only." You are required to disclose the material tax consequences and investors are entitled to rely upon your disclosure.

The Merger Agreement

17. We note your response to prior comment 26. Delete the phrase "you should not rely on the representations and warranties as statements of factual information." Investors are entitled to rely on your disclosure.

Where you can find more information

18. We note your response to prior comment 27. Please explain the basis for your forward incorporation by reference pursuant to the proxy rules.

Closing

       Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       Please contact me at (202) 551-3345 with any questions.

       Sincerely,

       Michael Pressman
       Special Counsel
       Office of Mergers & Acquisitions

cc: Keith Pisani, Esq.
      Paul, Hastings, Janofsky & Walker, LLP
      via facsimile: (212) 230-7693